Eric J. Gervais
Attorney
4801 Main Street, Suite 1000
Kansas City, MO 64112
816.983.8362
fax: 816.983.8080
eric.gervais@huschblackwell.com
June 16, 2010
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Larry L. Greene

Re:	Tortoise MLP Corp. (the “Fund”) File Numbers 811-22409 & 333-166278
To the Commission:
          On April 23, 2010, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”). The filing was made for the purpose of registering shares of the Fund’s common stock.
          The Fund received comments on the filing from Larry L. Greene of the Securities and Exchange Commission (the “Commission”) staff via letter dated June 14, 2010. On June 16, 2010 the Fund amended its charter to change its name to Tortoise MLP Fund, Inc. The following sets forth the comments of the Commission staff and the Fund’s response to those comments. The Fund has simultaneously filed Pre-Effective Amendment No. 1 (“Amendment No. 1.”) to the registration statement to respond to the comments received from the Commission staff. Amendment No. 1 also contains changes to the Fund’s disclosure in connection with the name change and the addition of one new nonfundamental investment policy.
General
1. Comment: We note that the Fund did not include a cover letter with the registration statement indicating the purpose of the filing. In the future, we suggest that the Fund include written correspondence with a filing indicating the name and the telephone number of the person to be contacted for information regarding the submission, the purpose of the filing, and whether it contains any novel or special issues, or disclosure, that warrant staff attention.
          Response: The Fund will include the suggested cover letter in future filings. The topics typically covered in such a letter were discussed in a telephone call with Mr. Greene of the staff shortly after the filing.
2. Comment: Provide the disclosure required by the new proxy disclosure enhancements release, including the information regarding the board’s leadership structure, risk oversight, and the skills and qualifications of board members. See Investment Company Act Release No. 29092 (December 16, 2009).
          Response: The requested disclosure has been added to the statement of additional information.
3. Comment: At an appropriate location in the filing provide the disclosure that may be appropriate under the Commission’s recent interpretive release regarding climate change, including regulatory or physical impacts of global warming on companies. See, Securities Act of 1933 Release No. 9106 (December 16, 2009).
          Response: The disclosure has been revised on page 25 as requested.
4. Comment: With respect to the discussion captioned “Risk Factors,” consider whether the disclosure should be revised in light of the recent West Virginia coal mine tragedy or the BP oil rig explosion, fire and massive spill currently unfolding in the Gulf of Mexico.
          Response: Disclosure under the heading “Concentration Risk” has been revised to address these types of risks. We note, however, for the information of the staff that the Fund anticipates very little investment, if any, in the type of issuers engaged in activities giving rise to those tragedies.
5. Comment: Add appropriate risk disclosure regarding the volatility and turmoil experienced in the credit and equity markets from 2007 to the present.
          Response: The Fund believes that the requested disclosure is provided under the heading “Risk Factors – Company Risks – Capital Markets Risk.”
6. Comment: Please state in your response letter whether FINRA will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement.
          Response: The Fund confirms that FINRA will review the proposed underwriting terms and arrangements of the transaction involved in the registration statement. A filing with FINRA is being made contemporaneously with the filing of Amendment No. 1. and the Fund will keep the staff apprised of that filing.
7. Comment: Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission’s plain English requirements. For example:
•	reformat the disclosures appearing in all capital letters on the prospectus cover. Please use a different means to make the disclosure prominent (e.g., bold),

•	define the word affiliate as used repeatedly in the following disclosure: “We seek to provide our stockholders with an efficient vehicle to invest in a portfolio consisting primarily of master limited partnerships (“MLPs”) and their affiliates in the energy infrastructure sector”, (Emphasis added.) The disclosure that discusses this term, sub-captioned “Equity Securities of MLP Affiliates,” suggest that: “limited liability entities that own general partner interests of MLPs,” constitute one class of affiliates, but that disclosure goes on, as follows, to suggests that other entities may be included: “General partner interests of MLPs are typically retained by an MLP’s original sponsors, such as its founders, corporate partners, entities that sell assets to the MLP and investors such as the entities from which we may purchase general partner interests,”

•	delete the duplicate discussion sub-captioned “Capital Markets Risk” under the caption “Risk Factors,” and

•	supply the missing information from the following disclosure appearing under the caption “Distributions”: “It is expected that we will declare and pay a distribution to holders of common stock no later than the fiscal quarter ended and each fiscal quarter thereafter.”
          Response: The disclosure appearing in all caps on the prospectus cover has been revised as requested.
          The Fund has defined the word affiliate as requested and the referenced disclosure regarding general partner interests of MLPs has been revised to make clear that owners of general partner interests of MLPs are one type of MLP affiliate.
          The duplicative disclosure has been deleted as requested.
          The disclosure has been revised as requested.
8. Comment: The fee table on the cover discloses the amount of shares being registered. Confirm that shares to be used to fulfill over-allotments are included in the shares being registered.
          Response: The Fund confirms that the amount of shares registered at the time of effectiveness of its registration statement will include the shares to be used to fulfill over-allotments.
9. Comment: All registrants are reminded of their obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act.
          Response: The Fund acknowledges its obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1 under the 1940 Act and will file its fidelity bond prior to the effectiveness of its registration statement.
Prospectus
10. Comment: Revise the following disclosure consistent with the following: “Under normal circumstances, we will invest at least ~~80% of our total assets (including any assets~~

~~obtained through leverage)~~ 80% of net assets plus borrowings for investment in equity securities of MLPs in the energy infrastructure sector.”
          Response: The Fund believes that the mention of net assets may be confusing to investors. In addition, other funds in the same fund complex as the Fund have used the same disclosure, and the Fund’s investment advisor attempts to keep disclosure for all of the funds in the complex as consistent as possible. Notwithstanding the foregoing, the disclosure has been revised to eliminate the referenced parenthetical. The Fund defines total assets to include leverage and has included this concept (as well as the definition of leverage) throughout the document.
11. Comment: Disclosure sub-captioned “Prospectus Summary – The Company” states: “Our investment objective is to provide a high level of total return with an emphasis on current cash distributions paid to stockholders.” Later disclosure indicates that the Fund expects that a portion of distributions to holders of its common shares will constitute a tax-free return of capital. Explain how returns of capital distributions relate to the above statement of the Fund’s objective, if at all. For example, explain how return of capital constitutes capital gain or income; if such distributions are expected to be low, disclose that view on the cover; and if such distributions are expected to be high, explain why that would not be inconsistent with an objective of seeking high total return.
          Response: The Fund has revised the referenced disclosure in a manner consistent with the changes discussed with Richard Pfordte and Larry Greene of the Commission staff in a telephone conversation on June 16, 2010.
12. Comment: Revise the discussion sub-captioned “Substantial Asset Ownership Realignment” to discuss the more recent history of energy infrastructure MLPs. In this connection, indicate whether MLPs’ have grown in the energy sector?

          Response: The disclosure has been revised as requested to show the recent acquisition growth of energy infrastructure MLPs.
13. Comment: Revise the discussion sub-captioned “Comparison with Directly Owning MLPs” so as to mention the adverse impacts of corporate level taxation and distributions of return of capital.
          Response: The Fund believes that the last paragraph of the referenced discussion appropriately addresses the double layer of taxation. The Fund has added disclosure regarding the fact that the tax characteristics of its distributions may vary and cross-referenced the more fulsome discussion on this point.
14. Comment: Reconcile the disclosure, to wit: “Under current federal income tax law, these rules limit the amount that regulated investment companies may invest directly in the securities of certain MLPs to 25% of the value of their total assets,” appearing under the sub-caption “Federal Income Tax Status of Company,” with disclosure indicating that the Fund is limited to investing no more 10% in any issuer.
          The penultimate sentence in that paragraph discloses that: “unlike regulated investment companies, we are not effectively required by the Internal Revenue Code to distribute substantially all of our income and capital gains.” In this connection, clarify the Fund’s intent to distribute 95% of its DCF.
          Response: The sentence prior to the referenced disclosure beginning “Under current federal income tax” makes clear that the Fund will not be subject to the diversification limits that prohibit registered investment companies from investing more than 25% of their assets in MLPs. The Fund intends to invest at least 80% of its total assets in MLPs and would not be able to do so if it were subject to the diversification limits. The fact that the Fund may invest no more than 10% of its assets in any single MLP does not conflict with the Fund’s intention to invest at least 80% of its total assets in MLPs. The 10% limitation is already set forth in several places in the registration statement.
          The referenced penultimate sentence simply lets potential investors know that the Fund is not required to distribute substantially all of its income and capital gains by the Internal Revenue Code. That the Fund notes that it intends to distribute substantially all of its DCF two sentences earlier in the same paragraph. The Board has adopted a policy to target distribute at least 95% of the Fund’s DCF.
15. Comment: Revise the following disclosure appearing under the sub-caption “Stockholder Tax Features” so as to indicate, based on historical performance, the percentage of distributions that will constitute a return of capital: “Based on the historical performance of MLPs, we expect that a portion of distributions to holders of our common shares will constitute a tax-free return of capital.”

          Response: As discussed with Richard Pfordte and Larry Greene of the Commission staff in a telephone conversation on June 16, 2010, the Fund does not believe that it can accurately predict what percentage of its distributions will constitute a return of capital. As such, the disclosure has not been revised to include a percentage, but the reference to “tax-free” has been revised to “tax-deferred”.
16. Comment: Disclosure appearing under the sub-caption “Prospectus Summary — Leverage” states: “As used in the bullets above, the term “total assets” includes assets obtained through leverage for the purpose of each nonfundamental investment policy.” The lead-in clause to this discussion states that: “We have adopted the following nonfundamental investment policies.” (Emphasis added.) The presence of the highlighted clause suggests the referenced policy applies to more than just the bullets listed therein. Clarify the other nonfundamental policies to which the underlined clause also applies.
          Response: All of the Fund’s nonfundamental investment policies are disclosed immediately prior to the referenced disclosure beginning “As used in the bullets.” This disclosure has been revised to more clearly articulate this point.
17. Comment: Revise the fee table consistent with the following:
•	first, in light of the Fund’s ability to invest in other investment companies, add an additional line item for Acquired Fund Fees and Expenses (See, Investment Company Act Release No. 27399 [June 20, 2006]), or confirm to the staff that the indirect expenses will not exceed one basis point,

•	add a line item regarding taxes, consistent with the disclosure in other Tortoise taxable funds,

•	second, explain to the staff the basis or assumptions underlying the disclosure in Footnote 5 indicating that taxes are not accounted for in computing Managed Assets,”

•	revise the last sentence of Footnote 7 so as to indicate that shareholder bear indirectly not only other expenses but all of the Fund’s expenses,

•	third, delete the table in Footnote 8, and

•	fourth, explain to the staff whether the discussion that follows the table in Footnote 8 constitutes part of that footnote, or a new footnote. Further, to the extent the bulk of the discussion relates to other expenses, move the discussion to Footnote 7 or explain why this discussion should not be added to that note.
          Response: The Fund hereby confirms that indirect expenses will not exceed one basis point.
          The disclosure has been revised as requested.
           As discussed with Richard Pfordte and Larry Greene of the Commission staff in a telephone conversation on June 16, 2010, in periods of generally increasing MLP prices, the Fund will accrue a deferred tax liability to the extent the fair value of its assets exceeds its tax basis. Because a deferred tax liability will be recorded only if the Fund’s investments are performing well, the Fund’s Board of Directors believed it to be appropriate to include deferred tax liabilities in Managed Assets. Conversely, the Board of Directors did not believe it appropriate for the Fund’s investment adviser to charge a fee on deferred tax assets, which are attributable to net operating losses, realized capital losses, and unrealized losses on investments.
          The disclosure has been revised as requested.
          The Fund believes that the table in Footnote 8 provides relevant disclosure to potential investors. In addition it is consistent with prior filings of similar funds within the same fund complex as the Fund and follows disclosure previously agreed upon with the SEC’s accounting staff.
          The disclosure has been revised as requested.
18. Comment: Disclosure captioned “Use of Proceeds” indicates that the Fund expects to fully invest the net proceeds of this offering within three to six months of the closing but that: “a delay in the anticipated use of proceeds could lower returns and reduce the amount of cash available to make distributions.” (Emphasis added.) Explain the meaning of the underlined term. For example, does it cover only the three to six months period, or might the period of delay extend beyond that time frame. If the latter, it may be necessary to obtain shareholder consent to deviate from the Fund’s objective and principal strategies. In this connection, see Guide 1 to Form N-2.
          Response: The Fund has revised its disclosure to more clearly articulate that the delay it references is the three to six month time frame it has disclosed. The Fund is aware of the staff’s position, articulated in Guide 1 to Form N-2, that a registrant would be required to seek its shareholder’s consent to a change of investment objectives if after six months it had not invested net proceeds in accordance with its investment objective.
19. Comment: Revise the discussion captioned “Investment Objective and Principal Investment Strategies” by adding a discussion of the configuration of the energy sector into upstream, midstream, and downstream industry segments as appears in the prospectus of affiliated funds. If the Fund focuses on one such segment, indicate that fact. The last sentence of the paragraph sub-captioned “Investment Objective” states that: “Similar to the tax characterization of cash distributions made by MLPs to the MLPs’ unit holders, a portion of our distributions to stockholders are expected to be treated as return of capital.” (Emphasis added.) Confirm that the underlined clause aptly reflects the Fund’s expectations regarding the proportion of Fund distributions expected to constitute a return of capital.
          Response: The disclosure has been revised as requested. The Fund hereby confirms that it expects a portion of its distribution to stockholders will be treated as return of capital. As noted above, however, the amount of any distribution that is return of capital is subject to a number of variables and not easily predicted.
20. Comment: If the Fund will invest in foreign and/or emerging market securities add appropriate strategy and risk disclosure.

          Response: The Fund does not currently intend to invest in foreign and/or emerging market securities.
21. Comment: Disclosure in the third paragraph of the discussion sub-captioned “Investment Objective and Principal Investment Strategies — Investment Policies” states that: Under normal circumstances, we will invest at least 80% of our total assets (including any assets obtained through leverage) in equity securities of MLPs in the energy infrastructure sector. For purposes of this 80% policy, we consider investments in MLPs to include investments in MLPs and their affiliates. (Emphasis added.) In view of the requirements of §35(d) and Rule 35d-1 thereunder, explain the basis for the view taken in the underlined clause. Add disclosure that clarifies the type of securities that constitutes the remaining 20%.
          Add a definition of the term MQD, appearing in the table under the sub-caption “Investment Securities,” to the SAI.
          Later disclosure under “Investment Securities” discusses “Other Non-MLP Equity Securities.” (Emphasis added.) If accurate, clarify that the underlined term distinguishes the equity investments discussed under the sub-caption from the securities of limited liability entities that own general partner interests of MLPs, discussed in the immediately preceding sub-captioned discussion, “Equity Securities of MLP Affiliates.”
          Response: Section 35(d) and Rule 35d-1 provide that if a fund has a name suggesting that it focuses its investments in a particular type of investment it must adopt a policy to invest, under normal circumstances, at least 80% of its assets in the investments suggested by the fund’s name. The Fund’s name contains MLP and the Fund has adopted a policy that it will invest at least 80% of its assets in MLPs. The referenced disclosure simply clarifies that the Fund believes that the term MLPs includes MLP affiliates and such investments will be used when calculating the Fund’s compliance with its 80% investment policy. The Fund does not believe this is inconsistent with Section 35 or Rule 35d-1.
The Fund believes that it has adequately disclosed the types of securities in which it may invest under the heading “Investment Objective and Principal Investment Strategies — Non-MLP Equity Securities” in the prospectus and under the heading “Investment Objective and Principal Investment Strategies — Non-MLPs” in the SAI. The Fund also discussed additional permissible investment securities on pages S-9 to S-11 of the SAI.
          The disclosure has been revised as requested.
          The disclosure has been revised as requested.
22. Comment: Disclosure in the third paragraph of the discussion sub-captioned “Investment Objective and Principal Investment Strategies — Investment Policies” states that: “Unless otherwise stated, these investment restrictions apply at the time of purchase and we will not be required to reduce a position due solely to market value fluctuations.” As appropriate, add disclosure pointing out that §18(a) does require certain actions by the Fund if its asset coverage falls below certain levels.
          Response: The disclosure has been revised to more clearly articulate that the Fund will not be required to reduce a position due solely to market value fluctuations for purposes of the stated investment restrictions.
23. Comment: Disclosure sub-captioned “Risk Factors – Valuations Risk” states that: “The sale price of securities that are not readily marketable may be lower or higher than our most recent determination of their fair value.” Disclosure captioned “Determination of Net Asset Value” indicates that: “For equity and equity-related securities that are freely tradable and listed on a securities exchange or over the counter market, fair value is determined using the last sale price on that exchange or over-the-counter market on the measurement date.” Similarly, other disclosure under this caption states: “Short-term securities . . . with remaining maturities of 60 days or less, for which reliable market quotations are readily available are valued on an amortized cost basis at current market quotations as provided by an independent pricing service or principal market maker.” Throughout the above referenced discussions fair value is equated with and referred to as a market based valuation methodology, or, in the latter case amortized cost is treated the same as market. Revise this discussion consistent with §2(a)(41) and Rule 2a-(4) under the 1940 Act.
          Response: The disclosure immediately preceding the referenced disclosure provides that: (i) the Fund will determine the fair value of its assets and liabilities in accordance with valuation procedures adopted by its Board of Directors, and (ii) that securities for which market quotations are readily available shall be valued at “market value.” The disclosure goes on to provide that if a market value cannot be obtained, or if the Fund’s investment adviser determines that the value of a security as so obtained does not represent a fair value as of the measurement date (due to a significant development subsequent to the time its price is determined or otherwise), fair value for the security shall be determined pursuant to the methodologies established by the Fund’s Board of Directors. The referenced disclosure simply outlines these methodologies established by the Fund’s Board of Directors. Accordingly, the Fund believes that the discussion under the heading “Net Asset Value” is consistent with §2(a)(41) and Rule 2a-4 of the 1940 Act.
24. Comment: Disclosure sub-captioned “Risk Factors – Anti-Takeover Provisions” contains a cross reference, to wit: “See “Certain Provisions in Our Charter and Bylaws.” If this is materially important, its needs to be discussed in the summary.
          Response: The Fund believes its current disclosure adequately addresses the referenced risk.
25. Comment: The discussion sub-captioned “Compensation and Expenses” discloses that: “Managed Assets” means our total assets . . . minus the sum of accrued liabilities other than (1) net deferred tax liabilities, (2) debt entered into for purposes of leverage, and (3) the aggregate liquidation preference of any outstanding preferred stock. Our Adviser does not charge an advisory fee based on net deferred tax assets.” (Emphasis added.) With respect to the first underlined clause, who determines the “purpose” of any leverage, i.e., what if the Fund borrows to pay expenses? Who makes the determination? How does this comply with §15 of the statute? With respect to the second underlined clause, what is a “deferred tax asset?”
          Response: With respect to the first underlined clause, and as disclosed under the heading “Leverage,” the timing and terms of any leverage transactions will be determined by the Fund’s Board of Directors. In addition, the Fund does not intend to use long-term borrowings to pay expenses. The disclosure has been revised to address any confusion on this point. With respect to the second underlined clause, as a tax-paying entity, the Fund records a deferred tax asset (an amount that can be used to offset future taxable income) or a deferred tax liability (a tax due in the future). Deferred tax assets reflect the tax effect of temporary differences between the cost and fair market value of investments for financial and tax reporting purposes. A deferred tax asset is attributable to net operating losses, realized capital losses, and unrealized losses on investments, all as calculated in accordance with federal tax law.
26. Comment: In light of the following disclosure, explain why deferred tax liabilities are included in “Managed Assets.” Further, explain the board’s rationale for doing so: “When we have a high level of deferred tax liabilities at the time the Adviser’s fee is calculated, the Adviser’s fee is higher than it would be if we had a lower level of deferred tax liabilities.”
          Response: Please see the response to Comment 17 for a discussion of the rationale for the inclusion of deferred tax liabilities in Managed Assets. In addition, the Fund has deleted the potentially confusing referenced disclosure and added additional disclosure regarding the impact of deferred taxes on the management fee (including the fact that the Fund’s adviser may have an incentive to defer taxes until later periods) under the heading “Tax Risk.”
27. Comment: The second paragraph under this sub-caption lists the expenses “we” bear in discussing the division of expenses as between the Fund and the adviser. Clarify the discussion to indicate that shareholders effectively bear these expenses. The introductory disclosure in the principal sentence begins by indicating that the expenses include, but are not limited to, the following. Why is this not a comprehensive list in the §15 contract.
          Response: The disclosure referencing “we” has been revised as requested. The Fund will bear all expenses not specifically assumed by its investment adviser and incurred in its operations. The language in the disclosure tracks the language of the investment advisory agreement between the Fund and its investment adviser.
28. Comment: Revise the third paragraph of the discussion captioned “Closed-end Company Structure” regarding conversion of the Fund to an open-end format so as to discuss the matter in a more balanced fashion. In this connection, note that transactions in open-end fund shares do not reflect a discount to net asset value. Delete the indicated word in the following sentence: “In contrast to a closed-end management investment company, shareholders of an open-end mutual fund may require a fund to redeem its shares of common stock at any time . . . at their NAV. (Emphasis added.) Explain why the conversion is so difficult and disclose the Fund’s liquidity policy.
          Response: The Fund has a policy to be fully invested at all times and has thus not adopted a liquidity policy. The disclosure has otherwise been revised as requested.

29. Comment: Disclosure sub-captioned “Description of Securities — Common Stock – Voting Rights” discusses the election of directors and notes that the Fund’s By-laws provide for election on the basis of a plurality. Explain why in your view this approach is consistent with §16 of the statute.
          Response: Section 16 of the 1940 Act requires only that directors be elected to office by the holders of the outstanding voting securities of a fund. Election of directors by plurality is consistent with this requirement.
30. Comment: Disclosure captioned “Certain Provisions In Our Charter And Bylaws — Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws” states that: “Our Charter also provides that certain Charter amendments and any proposal for our conversion, whether by merger or otherwise, from a closed-end company to an open-end company or any proposal for our liquidation or dissolution requires the approval of stockholders entitled to cast at least 80 percent of the votes entitled to be cast on such matter.” (Emphasis added.) Explain to the staff how this approval of stockholders is consistent with the vote required by §§13(a)(1) and 2(a)(42).
          Response: The Fund believes that the voting requirement of Sections 13(a)(1) and 2(a)(42) reference the minimum voting standard that must be met in order to comply with such Sections. The referenced 80% vote would exceed, and thus not be inconsistent with, these minimum requirements. The Fund notes that the standard is not unusual for closed-end funds.
Statement of Additional Information
31. Comment: Disclosure captioned “Investment Limitations – Nonfundamental Investment Policies” states that: “We interpret our policies with respect to borrowing and lending to permit such activities as may be lawful, to the full extent permitted by the 1940 Act or by exemption from the provisions therefrom pursuant to an exemptive order of the SEC.” (Emphasis added.) May the Fund make loans to individuals? If so, disclose why it would do so, for e.g., income, the applicable parameters or standards under which it would do so and any attendant risks.
          Response: The Fund confirms that it does not intend to, nor does it envision any scenario in which it would, make a loan to an individual.
32. Comment: Disclosure under the caption “Investment Objective and Principal Investment Strategies – Master Limited Partnerships” states that: “MLPs tend to pay relatively higher distributions than other types of companies and we intend to use these MLP distributions in an effort to meet our investment objective.” Explain and contrast the concepts of return of capital, gain and income.
          Response: The Fund believes that the requested disclosure can be found in the second full paragraph below the paragraph containing the referenced disclosure.

33. Comment: A later sub-caption discusses the rights and risks related to delayed-delivery transactions. Confirm, if accurate, that this is a type of leverage. Explain how these transactions are treated under the advisory agreement.
          Response: The Fund has deleted the referenced disclosure.
34. Comment: Revise the discussion captioned “Management of the Company” so as to appropriately designate in each instance of a table or listing of directors, such directors as either interested or independent as required by Instruction 2, to Item 18 of Form N-2.
          Response: The referenced table notes in bold which directors are independent and which are interested.
35. Comment: The last paragraph of the discussion sub-captioned “Indemnification of Directors and Officers” states that: “In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation, and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.” Reconcile this provision with the requirements of Investment Company Act Release No. 11330 (September 2, 1980).
          Response: The Company’s Charter and Bylaws state that the Company’s ability to advance expenses is subject to the applicable requirements of the 1940 Act, which includes Investment Company Act Release No. 11330. As such, we believe the disclosure is adequate and it has not been revised.
36. Comment: With respect to disclosure in the third bullet under the caption “Net Asset Value” confirm that the clause “and other fixed income securities” includes such securities of any credit quality. Further, with respect to the final clause of that bullet, to wit: “for which reliable market quotations are readily available are valued on an amortized cost basis at current market quotations as provided by an independent pricing service or principal market maker,” confirm that this result obtains because the board has determined that this represents fair value.
          Response: The Fund confirms that “other fixed income securities” includes securities of any credit quality, but notes that this disclosure is intended only to cover temporary investments, which would all be investment grade. In addition, the Fund confirms that the referenced fair value methodology was adopted by the Fund’s Board of Directors.
37. Comment: Disclosure at the end of the SAI lists the Fund as having an independent registered accountant and an internal accountant. Explain to the staff whether bookkeeping services are among the services provided by the internal accountant. If services in addition to bookkeeping services are provided by the internal accountant please explain to the staff the nature of such services.

          Response: The fund accountant maintains the books and records of the company and assists in the calculation of net asset value.
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              If you have any questions or comments, please contact the undersigned at (816) 983-8362 or Steve Carman at (816) 983-8153.

Very truly yours,
/s/ Eric J. Gervais
Eric J. Gervais